UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                         Reckson Associates Realty Corp.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    75621K106
                                 (CUSIP Number)


   Roger W. Thomas, Esq.                            Dennis J. Block, Esq.
      General Counsel                               William P. Mills, Esq.
Mack-Cali Realty Corporation                  Cadwalader, Wickersham & Taft LLP
    343 Thornall Street                           One World Financial Center
      Edison, NJ 08837                                New York, NY 10281
       (732) 590-1000                                   (212) 504-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75621K106

1.   NAME OF REPORTING PERSON
           Mack-Cali Realty, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
            N/A

5    CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
                   0

8    SHARED VOTING POWER
                   0

9    SOLE DISPOSITIVE POWER
                   0

10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%

14   TYPE OF REPORTING PERSON*
            PN

CUSIP No.  75621K106

1.   NAME OF REPORTING PERSON
           Mack-Cali Realty Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
            N/A

5    CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
                   0

8    SHARED VOTING POWER
                   0

9    SOLE DISPOSITIVE POWER
                   0

10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%

14   TYPE OF REPORTING PERSON*
            CO

Item 1. Security and Issuer

     This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on behalf of Mack-Cali Realty, L.P., a Delaware limited partnership ("Mack-Cali LP"), and Mack-Cali Realty Corporation, a Maryland corporation ("Mack-Cali," and collectively with Mack-Cali LP, the "Mack-Cali Reporting Persons"), with the Securities and Exchange Commission on December 1, 2006 (the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer").

        Items 3, 4 and 5 of the Schedule 13D are amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

        As explained in Item 4 below, Mack-Cali LP has ceased to be a limited partner of Rome Acquisition Limited Partnership (the "Partnership"). Accordingly, Mack-Cali LP will not fund its capital contribution to the Partnership.

Item 4. Purpose of Transaction

        As previously disclosed, Mack-Cali LP became a limited partner of the Partnership on November 30, 2006 on the terms set forth in the Amendment to the Agreement of Limited Partnership of Rome Acquisition Limited Partnership, dated as of November 30, 2006 (the "Agreement") and deposited the amount of its capital contribution into a segregated account at JPMorgan. Pursuant to Section
3.1 of the Agreement, Mack-Cali LP was entitled to elect, in its sole and absolute discretion, not to become irrevocably committed to contribute such amount to the Partnership. On December 2, 2006, Mack-Cali LP elected to cease to be a limited partner of the Partnership and will not make its capital contribution to the Partnership.

Item 5. Interest in Securities of the Issuer

        The Mack-Cali Reporting Persons do not own any Shares. Further, because Mack-Cali LP is no longer a limited partner of the Partnership, the Mack-Cali Reporting Persons may no longer be deemed to be members of a "group" with Rome, the Macklowe Reporting Persons or the Icahn Reporting Persons (each as defined in the Schedule 13D) and may not be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) all of the Shares beneficially owned by Rome, the Macklowe Reporting Persons and the Icahn Reporting Persons. The Mack-Cali Reporting Persons have therefore ceased to be reporting persons under Section 13(d) of the Exchange Act.

                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

MACK-CALI REALTY, L.P.

By:     Mack-Cali Realty Corporation
        General Partner

        By:   /s/ Mitchell E. Hersh
           --------------------------------------------
           Name:  Mitchell E. Hersh
           Title: President and Chief Executive Officer

MACK-CALI REALTY CORPORATION

        By:  /s/ Mitchell E. Hersh
           --------------------------------------------
           Name:  Mitchell E. Hersh
           Title: President and Chief Executive Officer